UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

The Trade Desk, Inc.

(Name of Issuer)

Class A Common Stock, $0.000001 par value

(Title of Class of Securities)

J82141136

(CUSIP Number)

Founder Collective 1 Mifflin Place, Suite 300 Cambridge, MA 02138	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. J82141136

1.	Names of Reporting Persons. Founder Collective, L.P. (“FC”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,396,434 shares of Class B Common Stock[1], except that (i) Founder Collective GP, LLC (“FCGP”), the general partner of FC, may be deemed to have sole power to vote these shares, and (ii) David A. Frankel (“Frankel”), a managing member of FCGP, may be deemed to have shared power to vote these shares and Eric Paley (“Paley”), a managing member of FCGP and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

3,396,434 shares of Class B Common Stock[1], except that (i) FCGP, the general partner of FC, may be deemed to have sole power to dispose of these shares, and (ii) Frankel, a managing member of FCGP, may be deemed to have shared power to dispose of these shares and Paley, a managing member of FCGP and member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,396,434 shares of Class B Common Stock[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.8%
14.	Type of Reporting Person (See Instructions) PN

[1]	Each share of Class B Common Stock is convertible into one (1) share of Class A Common Stock at the option of the holder thereof at any time. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation. All shares of Class B Common Stock will convert automatically into shares of a Class A Common Stock on a one-for-one basis upon the earlier of (i) the date on which the number of outstanding shares of Class B Common Stock represent less than ten percent (10%) of the aggregate number of shares of the then outstanding Class A Common Stock and Class B Common Stock or (ii) a date specified by the holders of at least sixty-six and two-thirds percent (66 2⁄3%) of the outstanding shares of Class B Common Stock.

CUSIP No. J82141136

1.	Names of Reporting Persons. Founder Collective Entrepreneurs’ Fund, LLC (“FCEF”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

991,709 shares of Class B Common Stock[1], except that (i) FCGP, the managing member of FCEF, may be deemed to have sole power to vote these shares, and (ii) Frankel, a managing member of FCGP, may be deemed to have shared power to vote these shares and Paley, a managing member of FCGP and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

991,709 shares of Class B Common Stock[1], except that (i) FCGP, the managing member of FC, may be deemed to have sole power to dispose of these shares, and (ii) Frankel, a managing member of FCGP, may be deemed to have shared power to dispose of these shares and Paley, a managing member of FCGP and member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 991,709 shares of Class B Common Stock[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. J82141136

1.	Names of Reporting Persons. Founder Collective GP, LLC (“FCGP”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

4,388,143 shares of Class B Common Stock[1] of which 3,396,434 shares are directly owned by FC and, 991,709 shares are directly owned by FCEF, except that Frankel, a managing member of FCGP, may be deemed to have shared power to vote these shares and Paley, a managing member of FCGP and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

4,388,143 shares of Class B Common Stock[1] of which 3,396,434 shares are directly owned by FC and, 991,709 shares are directly owned by FCEF, except that Frankel, a managing member of FCGP, may be deemed to have shared power to dispose of these shares and Paley and member of the Board of Directors of the Issuer, a managing member of FCGP, may be deemed to have shared power to dispose these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,388,143 shares of Class B Common Stock[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. J82141136

1.	Names of Reporting Persons. David A. Frankel (“Frankel”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Africa
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

4,388,143 shares of Class B Common Stock[1] of which 3,396,434 shares are directly owned by FC and, 991,709 shares are directly owned by FCEF, except that (i) FCGP, the general partner of FC and managing member of FCEF, may be deemed to have sole power to vote these FC and FCEF shares, and (ii) Paley, a managing member of FCGP and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

4,388,143 shares of Class B Common Stock[1] of which 3,396,434 shares are directly owned by FC and, 991,709 shares are directly owned by FCEF, except that (i) FCGP, the general partner of FC and managing member of FCEF, may be deemed to have shared power to dispose of these shares and (ii) Paley, a managing member of FCGP and member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,388,143 shares of Class B Common Stock[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. J82141136

1.	Names of Reporting Persons. Eric Paley (“Paley”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

4,388,143 shares of Class B Common Stock[1] of which 3,396,434 shares are directly owned by FC and, 991,709 shares are directly owned by FCEF, except that (i) FCGP, the general partner of FC and managing member of FCEF, may be deemed to have sole power to vote these FC and FCEF shares, and (ii) Frankel, a managing member of FCGP, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

4,388,143 shares of Class B Common Stock[1] of which 3,396,434 shares are directly owned by FC and, 991,709 shares are directly owned by FCEF, except that (i) FCGP, the general partner of FC and managing member of FCEF, may be deemed to have shared power to dispose of these shares and (ii) Frankel, a managing member of FCGP, may be deemed to have shared power to dispose these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,388,143 shares of Class B Common Stock[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. J82141136

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Class A Common Stock, $0.000001 par value per share (the “Class A Common Stock”), of The Trade Desk, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 42 N. Chestnut Street, Ventura, California 93001.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Founder Collective, L.P., (“FC”), Founder Collective Entrepreneurs’ Fund, LLC (“FCEF”), Founder Collective GP, LLC (“FCGP”), David A. Frankel (“Frankel”) and Eric Paley (“Paley” and collectively with FC, FCEF, FCGP and Frankel, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement between the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(b)-(c) The principal business of each of FC and FCEF is that of a private investment partnership. The sole general partner of FC is FCGP and the sole managing member of FCEF is FCGP. The principal business of FCGP is that of acting as the general partner of FC and managing member of FCEF. Frankel and Paley are the managing members of FCGP.

The principal business address of each of the entities and individuals named in this Item 2 is c/o Founder Collective, 1 Mifflin Place, Suite 300, Cambridge, MA 02138.

(d)–(e) During the last five years, none of the Reporting Persons or individuals named in this Item 2 has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Paley is a citizen of the United States of America and Frankel is a citizen of South Africa. FC is a Delaware limited partnership. Each of FCEF and FCGP is a Delaware limited liability Company.

Item 3. Source and Amount of Funds or Other Consideration.

On September 20, 2016, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-213241) in connection with its initial public offering of 4,666,667 shares of Class A Common Stock was declared effective.

In a number of transactions, the Reporting Persons collectively acquired shares of Series Seed Preferred Stock convertible into 2,500,000 shares of Class B Common Stock (1,900,000 by FC and 600,000 by FCEF), shares of Series A-1 Preferred Stock convertible into 1,722,209 shares of Class B Common Stock (1,360,545 by FC and 361,663 by FCEF) and shares of Series A-2 Preferred Stock convertible into 465,913 shares of Class B Common Stock (368,073 by FC and 97,840 by FCEF) all for an aggregate purchase price of $1,606,865.51 (collectively, the “Pre-IPO Shares”). Each share of Class B Common Stock is convertible into one (1) share of Class A Common Stock at the option of the holder thereof at any time. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation. All shares of Class B Common Stock will convert automatically into shares of a Class A Common Stock on a one-for-one basis upon the earlier of (i) the date on which the number of outstanding shares of Class B Common Stock represent less than ten percent (10%) of the aggregate number of shares of the then outstanding Class A Common Stock and Class B Common Stock or (ii) a date specified by the holders of at least sixty-six and two-thirds percent (66  2⁄3%) of the outstanding shares of Class B Common Stock.

CUSIP No. J82141136

The Reporting Persons obtained the amounts required for all purchases of Pre-IPO shares from their working capital.

Item 4. Purpose of Transaction.

Each of FC and FCEF purchased the capital stock of the Issuer for investment purposes. Except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information below is based on a total of 5,366,667 shares of Class A Common Stock outstanding as reported on the Issuer’s Form 8-K, as filed with the Securities and Exchange Commission on September 29, 2016.

(a) FC directly beneficially owns 3,396,434 shares of Class B Common Stock, or approximately 38.8% of the Class A Common Stock outstanding upon conversion of its Class B Common Stock. FCEF directly beneficially owns 991,709 shares of Class B Common Stock, or approximately 15.6% of the Class A Common Stock outstanding upon conversion of its Class B Common Stock. FCGP, as the general partner of FC and managing member of FCEF, may be deemed to indirectly beneficially own the securities owned by each of FC and FCEF.

(b) Frankel and Paley, the managing members of FCGP may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by FC and FCEF, respectively. Each such person disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a member of FCGP in the securities owned by FC and FCEF, respectively.

(c) Except as described in this statement and this Item 5(c), none of the Reporting Persons has effected any transactions in the Class A Common Stock in the 60 days prior to the date of this statement. On September 26, 2016, 232,185 shares of Class B Common Stock held by FC and 67,794 shares of Class B Common Stock held by FCEF automatically converted into 232,185 and 67,794 shares of Class A Common Stock (the “Converted Shares”), respectively, for no consideration. The Converted Shares were immediately sold for $18.00 per share. Such conversion and sale were reported on (i) a joint Form 4 filed with the Securities and Exchange Commission on September 27, 2016 by FC, FCEF and Frankel (File No. 001-37879) and (ii) a Form 4 filed with the Securities and Exchange Commission on September 27, 2016 by Paley (File No. 001-37879).

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Certain Reporting Persons and certain other investors entered into a Second Amended and Restated Investors’ Rights Agreement with the Issuer, dated February 9, 2016, as filed on September 6, 2016 as Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-213241) and incorporated herein by reference. The Second Amended and Restated Investors’ Rights Agreement contains a right of first offer provision that the Issuer may not make certain issuances of its securities unless first offered to the holders of preferred stock. The right of first offer did not apply to and terminated upon the closing of the Issuer’s initial public offering of Class A Common Stock. The Second Amended and Restated Investors’ Rights Agreement also contains a lock-up provision that prohibits certain transaction without the Issuer or underwriters.

Paley, in his capacity as a member of the Board of Directors of the Issuer, along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer, as filed on August 22, 2016 as Exhibit 10.8 to the Issuer’s Registration Statement on Form S-1 (File No. 333-213241) and incorporated herein by reference.

Pursuant to a Lock-Up Agreement (the “Lock-Up Agreement”) entered into with Citigroup Global Markets Inc., Jefferies LLC and RBC Capital Markets, LLCs as representatives of a group of Underwriters, relating to the Offering, FC and FCEF each agree, subject to limited exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of the Issuer’s capital stock for a period from the effective date of the Lock-Up Agreement until 180 days after such date. Such Lock-Up Agreement is more fully described in the Prospectus and was filed as Exhibit A of Exhibit 1.1 to the Issuer’s Amendment No. 1 to Form S-1 Registration Statement (File No. 333-213241), and such description is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

EXHIBIT A	Agreement of Regarding the Joint Filing of Schedule 13D

EXHIBIT B	Second Amended and Restated Investors’ Rights Agreement, filed on September 6, 2016 as Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-213241) and incorporated herein by reference.

EXHIBIT C	Form of Indemnification Agreement for directors and officers, filed on August 15, 2014 as Exhibit 10.7 to the Issuer’s Registration Statement on Form S-1 (File No. 333-213241) and incorporated herein by reference.

EXHIBIT D	Form of Lock-Up Agreement filed as Exhibit A to Exhibit 1.1 of the Issuer’s Amendment No. 1 to Form S-1 Registration Statement (File No. 333-213241) and incorporated herein by reference.

EXHIBIT E	Power of Attorney – Founder Collective GP, LLC

EXHIBIT F	Power of Attorney – David A. Frankel

EXHIBIT G	Power of Attorney – Eric Paley

CUSIP No. J82141136

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2016

Founder Collective, L.P.

	By:	Founder Collective GP, LLC

	By:	/s/ Joseph DeFilippi
Attorney-in-Fact

Founder Collective Entrepreneurs’ Fund, L.P.

	By:	Founder Collective GP, LLC

	By:	/s/ Joseph DeFilippi
Attorney-in-Fact

Founder Collective GP, LLC

	By:	/s/ Joseph DeFilippi
Attorney-in-Fact

David A. Frankel

By:	/s/ Joseph DeFilippi
Attorney-in-Fact

Eric Paley

By:	/s/ Joseph DeFilippi
Attorney-in-Fact